FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT ("Amendment"), dated as of February 1, 2018 ("Effective Date"), is by and among Great Lakes Higher Education Corporation, a Wisconsin nonstock, non-profit corporation (the "Seller"), Nelnet Diversified Solutions, LLC, a Nebraska limited liability company (the "Purchaser") and Nelnet, Inc., a Nebraska corporation (the "Purchaser Parent"). Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Agreement. WHEREAS, the Parties entered into the Agreement as of October 18, 2017, under which the Purchaser agreed to acquire the stock of the Company, and agreed to close the transactions under the Agreement on January 1, 2018 ; and WHEREAS, the Closing was subject to expiration or termination of applicable HSR waiting periods, and the Parties determined those waiting periods would not expire or terminate on or before January 1, 2018; and WHEREAS, the parties have also agreed to modify certain provisions of the Agreement with respect to the Section 338(h)(l O) Election and Working Capital; and THEREFORE, the parties wish to amend the Agreement as stated below. I. Undefined Terms. References to "GLELSI" in the Agreement refer to the Company, and references to "GLHEC" refer to the Seller. 2. Closing Date. Section 2.04 of the Agreement is amended to read as follows: SECTION 2.04 Closing. Subject to the terms and conditions set forth in this Agreement, the consummation of the transactions contemplated under this Agreement, including the sale and purchase of the Stock contemplated hereby (the "Closing") shall take place on the later of (i) the first Business Day following the date on which the conditions set forth in Sections 8.0l(d) and 8.02( d) are satisfied, or (ii) as of February 1, 2018 or at or such other time, date and place as the Parties shall mutually agree (such date upon which the closing occurs is herein referred to as the "Closing Date"). Notwithstanding the foregoing, however, if the HSR waiting period is terminated or expires on or before the Closing Date, the parties agree that the effective date of the transactions contemplated by the Agreement shall be February 1, 2018 ("Effective Date"). 3. Target Working Capital. The Parties agree the Target Working Capital is amended to be $32 million. 4. Working Capital Adjustment. Sections 2.07(a) and (b) are amended to read as follows: (a) At least one calendar day prior to the Closing, the Seller shall deliver to the Purchaser a statement setting forth an estimate of Working Capital as of the Closing, using estimated January 31, 2018 amounts ("Estimated Closing Date Working Capital"), reflecting all components (and the amounts thereof) necessary to compute such amounts, which shall include adjustments from the estimated December 31, 2017 amounts for the Company's 'gainshare' payments in January 2018, adjustments for any prepaid expenses after the Effective Date and any tax implications or benefits therefrom and other agreed upon adjustments. To the extent that the Estimated Closing Date Working Capital exceeds the Target Working Capital, the Seller may cause the Company, Page 1 of3 immediately prior to Closing, to make a distribution of cash to the Seller in the amount of such excess. The amount of such distribution pursuant to this Section 2.07(a) is referred to herein as the "Pre-Closing Working Capital Adjustment" and such amount shall be subject to further adjustment based on the Company's final unaudited January 31, 2018 Balance Sheet ("Closing Balance Sheet"). (b) As soon as practicable ( and in any event by March 1, 2018), the Purchaser shall prepare and deliver to the Seller a "Closing Statement" consisting of: (i) the Closing Balance Sheet; and (ii) the Working Capital based on the Closing Balance Sheet (the "Closing Working Capital"), together with all work papers and all supporting calculations relating thereto. 5. 338(h)(l0) Election. Section 7.03 of the Agreement is deleted, and the Company and the Seller shall have no obligation to make the 338(h)(I O) election or to allocate the Purchase Price as contemplated by Section 7.03. 6. Top Performers. Section 6.0l(b)(iii)(B) of the Agreement is amended to read as follows: (B) Top Performing Executives designated in the Top Performer List as being in "Executive Group 2" shall be guaranteed compensation, excluding all benefits or other non-wage employee perks, that is substantially equivalent to or greater than their current base salary set forth in the Top Performer List ("Executive Salary"), for one year after Closing. For Executive Group 2, bonus compensation for 2018 will be made in accordance with the Purchaser's performance based incentive program structure and will be in an amount commensurate with the bonus amount they received from GLELSI in January 2017, prorated to the time period from the Closing Date through December 31, 2018. 7. Transition and Retention Incentive. Section 6.0l(m)(ii) of the Agreement is amended to read as follows: (ii) Transition and Retention Incentive. As of December 31, 2017 the Company shall accrue an amount equal to five percent (5%) of the total 2018 base salaries of the Transitioned Employees (the "Transition and Retention Incentive"). The Company shall expense 1/12 of the Transition and Retention Incentive in January 2018, such that as of the Closing Date, the Company shall have a remaining accrual equal to five percent (5%) of 11/12 of the total 2018 base salaries of the Transitioned Employees. The part ies intend that the Transition and Retention Incentive will assist the Transitioned Employees with the transition from Company's benefits to Purchaser's benefits. Subject to compliance with the terms of Purchaser's 40l(k) Plan and Legal Requirements, Purchaser intends the Transition and Retention Incentive to be an elective employee contribution to Purchaser's 40l(k) plan on each Transitioned Employee's behalf, and to consider the contribution eligible for Purchaser's 40l(k) employer match. For non-exempt Transitioned Employees subject to the Service Contract Act, the Transition and Retention Incentive will be considered in calculating fringe benefits thereunder. Any Transition and Retention Incentive unpaid by December 31, 2018 shall be remitted to the Seller. 8. Final Pre-Closing Tax Returns. Section 7.05 is amended to read as follows: The Seller shall, in accordance with applicable Legal Requirements and on a timely basis (and, in any event, as soon as feasible following the Closing Date), file consolidated Returns with the Company for the periods covering (i) the calendar year 2016; (ii) the calendar year 2017; and, (iii) the short period from January 1, 2018 until the Closing Date. Page 2 of3

9. Allocation of Certain Damages. Section 9.03(b)(ii) is amended to correct references to "Closing Date" in that subsection to refer to "Effective Date".

10. Tail Coverage. Section 5.18 is amended to read as follows:

    Prior to the Closing, the Seller shall purchase and pay all related premiums for an extended reporting period endorsement, or tail coverage, under the Company's existing directors and officers liability insurance for coverage of D&O Indemnified Persons who are currently covered thereby and Company's Errors and Omissions for a period of not less than six (6) years and on terms no less advantageous than such existing insurance coverage. Further, the Seller shall purchase and pay all related premiums for an extended reporting period endorsement, or tail coverage, for Company's existing Cyber Liability / Cyber Security insurance for a period of not less than three (3) years and on terms no less advantageous than such existing insurance coverage.

    Further, Purchaser and/or Purchaser Parent agree to secure additional Commercial Crime insurance on terms no less advantageous than its existing insurance coverage and maintain such coverage for a period of six (6) years. Seller shall remit to Purchaser the additional premium for said Commercial Crime insurance coverage of Sixty-One Thousand Dollars ($61,000) representing the additional premium for said Commercial Crime insurance coverage for a period of six (6) years.

IN WITNESS WHEREOF, the Parties, through their authorized representatives, execute this Amendment as of the Effective Date.

Nelnet Diversified Solutions, LLC (Purchaser)	**Nelnet, Inc. (Purchaser Parent)**
By: [signature]	By: [signature]
Name: William J. Munn	Name: William J. Munn
Title: Secretary	Title: Secretary

Great Lakes Higher Education Corporation (Seller)

By: [signature]

Name:________________

Title: ________________

Page 3 of 3